Paramount Energy Trust

Amended Consolidated Balance Sheets

As at	March 31, 2005	December 31, 2004
($ thousands)	(unaudited)	(audited)
	(restated, note 2)
Assets
Current assets
Accounts receivable	$ 33,940	$ 32,128
Investments (note 3)	5,243	-
Property, plant and equipment (notes 4 and 5)	531,057	494,885
Goodwill	29,698	29,698
	$ 599,938	$ 556,711

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 45,215	$ 21,674
Distributions payable	14,585	13,065
Bank and other debt (note 6)	214,066	171,698
	273,866	206,437

Gas over bitumen royalty adjustments (note 14)	15,960	11,200
Asset retirement obligations (note 10)	42,106	34,116
Convertible debentures (note 7)	34,289	38,419
Future income taxes (note 13)	569	2,088

Unitholders’ equity
Unitholders’ capital (note 8)	507,929	495,862
Contributed surplus (note 2)	2,570	4,536
Equity adjustments	(16,172)	(16,172)
Accumulated earnings	26,939	24,741
Accumulated distributions	(288,118)	(244,516)
	233,148	264,451
	$ 599,938	$ 556,711
See accompanying notes Basis of presentation: note 1 Contingency: note 14 Subsequent events: note 15

Paramount Energy Trust

Amended Consolidated Statements of Earnings and Accumulated Earnings

	Three Months
	Ended March 31,
	2005	2004
($ thousands except per unit amounts)	(unaudited)	(unaudited)
	(restated, noted 2)	(restated, note 2)

Revenue
Natural gas	$ 76,346	$ 51,232
Royalties	(14,639)	(9,239)
	61,707	41,993

Expenses
Operating	16,604	10,665
Transportation costs	2,978	2,224
Exploration expenses	1,046	559
General and administrative (notes 2 and 9)	2,302	1,720
Gas over bitumen costs (note 14)	644	541
Interest	1,638	1,128
Interest on convertible debentures	667	-
Depletion, depreciation and accretion	34,994	22,964
	60,873	39,801
Earnings before income taxes	834	2,192
Future income tax reduction (note 13)	1,519	-
Capital taxes	(154)	-
	1,365	-
Net earnings	2,199	2,192

Accumulated earnings net of distributions at beginning of period	(219,776)	(80,917)
Distributions paid or payable	(43,602)	(23,281)
Accumulated earnings net of distributions at end of period	$(261,179)	$ (102,006)

Earnings per Trust Unit (note 8(c))
Basic and diluted	$ 0.03	$ 0.05

Distributions per Trust Unit	$ 0.66	$ 0.52

See accompanying notes

Paramount Energy Trust

Amended Consolidated Statements of Cash Flows

	Three Months
	Ended March 31,
	2005	2004
($ thousands)	(unaudited)	(unaudited)
	(restated, note 2)	(restated, note 2)

Cash provided by (used for)
Operating activities
Net earnings	$ 2,199	$ 2,192
Items not involving cash
Gas over bitumen royalty adjustments	4,759	-
Depletion, depreciation and accretion	34,994	22,964
Trust Unit compensation	368	485
Future income tax reduction	(1,519)	-
Items not associated with operations
Exploration expenses	-	216
Funds from operations	40,801	25,857
Change in non-cash working capital	159	5,460
	40,960	31,317

Financing activities
Issue of Trust Units	2,534	571
Distributions to Unitholders	(40,917)	(23,281)
Change in bank and other debt	42,368	31,426
Change in non-cash working capital	393	(1,760)
	4,378	6,956

	$ 45,338	$ 38,273

Investing activities
Exploration expenses	$ -	$ (216)
Acquisition of investments (note 3)	(1,243)	-
Acquisition of properties and corporate assets	(26,948)	(32,954)
Change in non-cash working capital and asset retirement obligation	23,081	7,892
Exploration and development expenditures	(40,228)	(12,995)
	$ (45,338)	$ (38,273)

Interest paid	$ 3,771	$ 885
Taxes paid	$ 35	$ -

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Amended Consolidated Financial Statements

(dollar amounts in $Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These amended interim consolidated financial statements of Paramount Energy Trust (“PET”) have been prepared by management in accordance with Canadian generally accepted accounting principles following the same accounting principles and methods of computation as the amended consolidated financial statements for the year ended December 31, 2004 except as described below.  The disclosures provided below are incremental to those included with the amended annual consolidated financial statements.   The specific accounting principles used are described in the amended annual consolidated financial statements of the Trust and should be read in conjunction with these amended interim financial statements.

2.

AMENDMENT OF FINANCIAL STATEMENTS

Trust Unit-based compensation

The Trust’s amended financial statements as at March 31, 2005 and for the three month periods ended March 31, 2005 and March 31, 2004 have been restated to reflect the use of the binomial lattice option pricing model to value unit incentives. The Trust had previously used the modified Black Scholes model for measuring fair value of unit incentives. PET believes the binomial lattice model provides a more accurate valuation than the modified Black Scholes model, particularly for unit incentive rights that feature a declining exercise price, such as those granted by PET.

The impact on 2004 and 2005 results of the application of the fair value method using the binomial lattice model is as follows:

Balance sheet	As previously reported March 31, 2005	Change	As restated March 31, 2005

Unitholders’ capital	$ 507,339	$ 590	$ 507,929
Contributed surplus	2,963	(393)	2,570
Accumulated earnings	27,136	(197)	26,939

	Three Months Ended March 31
Statement of Earnings	2005	2004
Net earnings – as previously reported	$ 2,153	$ 1,997
Less: decrease in trust unit-based compensation	46	195
Net earnings – as restated	$ 2,199	$ 2,192

The restatements of earnings for the three months ended 2004 and 2005 had no effect on net earnings per Trust Unit.

A reconciliation of contributed surplus resulting from adoption of the new methodology is provided below:

Balance, as at January 1, 2004	$ 3,136
Trust Unit-based compensation expense, as previously reported	5,493
Reduction in Trust Unit-based compensation expense upon restatement	(3,119)
Transfer to share capital on exercise of Incentive Rights, as previously reported	(807)
Increase in transfer to share capital on exercise of Incentive Rights upon restatement	(167)
Balance, as at December 31, 2004	4,536
Trust Unit-based compensation expense, as previously reported	414
Reduction in Trust Unit-based compensation expense upon restatement	(46)
Trust-unit based compensation expense, as restated	368
Transfer to share capital on exercise of Incentive Rights, as previously reported	(1,912)
Increase in transfer to share capital on exercise of Incentive Rights upon restatement	(422)
Balance, as at March 31, 2005, as restated	$ 2,570

PET used the Binomial Lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	Year of Grant
	2005	2004
Distribution yield	3.5 - 3.7%	2.7 – 3.3%
Expected volatility	21.0%	20.0%
Risk-free interest rate	3.37 - 3.41%	3.24 - 3.99%
Expected life of Rights (years)	3.75	3.75
Vesting period of Rights (years)	4.0	4.0
Contractual life of Rights (years)	5.0	5.0
Weighted average fair value per option on the grant date	$2.34	$1.80

3.

INVESTMENTS

Investments include $4.0 million related to PET’s 14 percent interest in Sebring Energy Inc. and $1.2 million related to the Trust’s 5 percent interest in the Eagle Canada natural gas Limited Partnership.

4.

ACQUISITIONS AND DISPOSITIONS

During the three months ended March 31, 2005 PET acquired producing natural gas properties in northeast Alberta for $12.3 million in addition to the $14.5 million deposit paid on the northeast Alberta Acquisition (note 15).  These acquisitions also resulted in an increase of $0.5 million in PET’s estimated future asset retirement obligations (note 10) and were financed from existing credit facilities.

5.

PROPERTY, PLANT AND EQUIPMENT

	March 31, 2005	December 31, 2004

Petroleum and natural gas properties	$ 1,017,376	$ 954,351
Asset retirement costs	38,024	30,787
Corporate assets	14,904	14,754
	1,070,304	999,892
Accumulated depletion and depreciation	(539,247)	(505,007)
	$ 531,057	$ 494,885

Property, plant and equipment costs at March 31, 2005 included $68.5 million (March 31, 2004 - $57.2 million) currently not subject to depletion.

6.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks (the “Credit Facility”).  The Credit Facility currently has a borrowing base of $220 million.  The Credit Facility consists of a demand loan of $210 million and a working capital facility of $10 million.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $2.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (BA), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate.  The average interest rate at March 31, 2005 was 3.80%.

7.

CONVERTIBLE DEBENTURES

The Trust’s 8.0% convertible unsecured subordinated debentures (the “Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum, paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET, including the Credit Facility.

The Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to September 30, 2009 at a conversion price of $14.20 per Unit.  The Convertible Debentures are not redeemable by PET on or before September 30, 2007 but may be redeemed in whole or in part at the option of PET at a price of $1,050 per Convertible Debenture after September 30, 2007 and prior to September 30, 2008 and at a price of $1,025 per

Convertible Debenture thereafter until their maturity.  Redemption and conversions entitle the holder to accrued and unpaid interest to and including the effective date thereof.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price.  The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation.  At March 31, 2005, the fair market value of the Convertible Debentures was $41.5 million.

8.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ Capital:

	Number
Trust Units	Of Units	Amount
		(restated, note 2)
Balance, December 31, 2003, as restated	44,638,376	$ 260,018,741
Units issued pursuant to Unit offerings	12,295,547	146,675,005
Units issued pursuant to corporate acquisition	6,931,633	78,674,035
Units issued pursuant to Unit Incentive Plan	153,875	1,539,433
Units issued pursuant to Distribution Reinvestment Plan	632,829	8,184,906
Units issued pursuant to conversion of Debentures	674,711	9,580,889
Issue costs on Convertible Debentures converted to Trust Units	-	(383,240)
Trust Unit issue costs	-	(8,427,210)
Balance, December 31, 2004	65,326,971	495,862,559
Units issued pursuant to Unit Incentive Plan	361,375	3,053,008
Units issued pursuant to Distribution Reinvestment Plan	314,445	5,058,944
Units issued pursuant to conversion of Debentures	290,835	4,129,829
Trust Unit issue costs	-	(175,609)
Balance, March 31, 2005	66,293,626	$ 507,928,731

c)

Per Unit Information

Basic earnings per Unit were calculated using the weighted average number of Trust Units outstanding during the three month period ended March 31, 2005 of  65,849,320, (2004 – 44,730,516). The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations.  In computing diluted earnings per Unit 521,264 Units were added to the weighted average number of Trust Units outstanding during the three month period ended March 31, 2005 (2004 – 603,356) for the dilutive effect of Incentive Rights.

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption, other than a right to receive the redemption amount, which amount per Trust Unit will be the lesser of 90% of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws, including securities laws, of all jurisdictions, and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET (the "Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors, based on the advice of an independent financial advisor, with the interest to be payable monthly.  The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

9.

UNIT INCENTIVE PLAN

At March 31, 2005 PET had granted 1,302,875 Incentive Rights to purchase PET Trust Units to directors, officers and employees of the administrator of PET under its Unit Incentive Plan.

The Incentive Rights will only be dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

At March 31, 2005 a total of 3,963,838 Units had been reserved under the Unit Incentive Plan. As at March 31, 2005 12,500 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised, 100,000 as of March 31, 2004.

Incentive Rights
	Average grant price	Incentive Rights
Balance, December 31, 2004	$ 8.41	1,612,750
Granted	16.44	91,500
Exercised	5.38	(361,375)
Cancelled	12.25	(40,000)
Balance, March 31, 2005	$ 9.70	1,302,875
Incentive Rights exercisable, end of period	$ 11.12	12,500

The following summarizes information about Incentive Rights outstanding at March 31, 2005:

Range of Exercise Prices	Number outstanding at March 31, 2005	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at March 31, 2005	Weighted average exercise price/Right
$1.05	482,750	3	$ 1.05	-	-
$8.84-$8.97	147,500	4	8.91	12,500	$ 8.91
$9.65-$14.63	581,125	5	10.91	-	-
$15.69-$16.84	91,500	5	16.11	-	-
Total	1,302,875	4	$ 7.39	12,500	$ 8.91

10.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $42.1 million as at March 31, 2005 based on total future liability of $90.0 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  The Trust used a credit adjusted risk free rate of 7.82% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	March 31, 2005	December 31, 2004
Obligation, beginning of period	$ 34,116	$ 21,701
Increase in liabilities during the period	7,236	10,325
Settlement of liabilities during the period	-	-
Accretion expense	754	2,090
	$ 42,106	$ 34,116

11.

FINANCIAL INSTRUMENTS

Financial instruments

The Trust’s financial instruments included in the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at March 31, 2005 and December 31, 2004 due to their short-term nature, except for Convertible Debentures, which had a fair market value at March 31, 2005 of $41.5 million.

Natural gas commodity price hedges

At March 31, 2005, the Trust had entered into financial forward gas sales arrangements as follows:

Type	Volume	Term	Fixed ($/GJ)	Floor ($/GJ)	Ceiling ($/GJ)

AECO fixed price	10,000 GJ/d	Apr 05 - June 05	$6.81	-	-
AECO collar	5,000 GJ/d	Apr 05 - Oct 05	-	$6.50	$7.30
AECO fixed price	55,000 GJ/d	Apr 05 – Oct 05	$7.06	-	-
AECO fixed price	15,000 GJ/d	July 05 – Oct 05	$7.53	-	-
AECO fixed price	60,000 GJ/d	Nov 05 - Mar 06	$8.00	-	-

Had these contracts been settled on March 31, 2005, using prices in effect at that time, the mark-to-market settlement payment by PET would have totaled $13.0 million.

12.

COMMITMENTS

PET has committed to supply an average of 30 MMcf/d of physical natural gas deliveries for a five year period commencing March 1, 2005.

13.

INCOME TAXES

The provision for income taxes differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	Three Months Ended
	March 31, 2005	March 31, 2004
Earnings before income taxes	$ 834	$ 2,192
Less non-taxable earnings of the Trust	(4,879)	(2,192)
Loss subject to tax	(4,045)	-
Combined federal and provincial tax rate	40.15%	-
Computed income tax reduction	(1,624)	-
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	123	-
Resource allowance	(104)	-
Capital taxes	154	-
Change in tax rate	86	-
Future income tax reduction	$ (1,365)	$ -

The components of the Trust’s subsidiaries’ future income tax liability are as follows:

	March 31, 2005	December 31, 2004
Future income taxes:
Property, plant and equipment	$ 9,559	$ 11,865
Asset retirement obligations	(1,571)	(1,450)
Non-capital losses	(7,881)	(8,048)
Other	462	(279)
	$ 569	$ 2,088

14.

GAS OVER BITUMEN ISSUE

The Alberta Energy and Utilities Board (“AEUB” or the “Board”) issued General Bulletin 2003-28 (“GB 2003-28”) on July 22, 2003.  The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

Following the completion of a Regional Geological Study by the AEUB and an interim hearing held in March 2004, the AEUB ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta totaling approximately 123 MMcf/d.  PET currently has approximately 17.4 MMcf/d of sales gas shut-in pursuant to AEUB order.  During the three months ended March 31, 2005, the Trust incurred $0.6 million in legal and consulting expenditures directly related to the gas over bitumen issue (2004 - $0.5 million).

On October 4, 2004 the Government of Alberta enacted amendments to the Royalty Regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at 1 percent after the first year of shut-in increasing at 1 percent per annum based on the period of time such zones remained shut-in to a maximum of 10 percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At March 31, 2005 PET had recorded $16.0 million for cumulative gas over bitumen royalty adjustments received to that date on the Trust’s balance sheet, including $4.8 million related to the three months ended March 31, 2005.  Royalty adjustments received are not included in earnings but are recorded as a component of funds from operations.  As PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences, the royalty adjustments are being excluded from earnings pending such determination.

15.

SUBSEQUENT EVENTS

a)

On May 17, 2005 the Trust closed the acquisition of producing natural gas properties in Northeast Alberta (the

“Northeast Alberta Acquisition”) for an aggregate purchase price of $273.5 million. The purchase price has been   allocated as follows:

Property, plant and equipment acquired	$ 286,768
Asset retirement obligations	(13,267)
Net purchase price	$ 273,501

b)

 On April 26, 2005 the Trust closed an offering of 9.5 million Trust Units for gross proceeds of approximately

$160.0 million, in addition to $100.0 million in 6.25% convertible unsecured subordinated debentures (the “6.25%   Convertible Debentures”). The 6.25% Convertible debentures mature on June 30, 2010, bear interest at 6.25% per   annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all   other liabilities of PET including the Credit Facility. The 6.25% Convertible Debentures are convertible at the   option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust   Unit.

c)

On February 16, 2006 the Trust acquired all the issued and outstanding shares of a private oil and gas exploration and development company for cash consideration of approximately $92 million.

d)

On March 15, 2006 the Trust announced that it has entered into an agreement to sell to a syndicate of

underwriters $100 million aggregate principal amount of 6.25% convertible unsecured   subordinated debentures. The offering is expected to close on or about April 6, 2006.